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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC Mail Processing Section JUL 3 1 2017 Washington DC 408

SEC FILE NUMBER
8- 53204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2016 (MM/DD/YY) AND ENDING May 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RubinBrown Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Brentwood Blvd
(No. and Street)

Saint Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald L. Esstman 314-290-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street	Saint Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 JUL 31 AM 1:50 SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Esstman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RubinBrown Brokerage Services, LLC, as of May 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JULIA MELANAPHY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164023493
MY COMMISSION EXPIRES JUNE 20, 2020

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RubinBrown Brokerage Services, LLC
Statement of Financial Condition
May 31, 2017

Assets

Cash	$	33,752
Prepaid Expenses		531
Total Assets	$	34,283

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	25
Member's Equity		34,258
Total Liabilities and Member's Equity	$	34,283

See Notes to Financial Statements

RubinBrown Brokerage Services, LLC
Statement of Income and Changes in Member's Equity
Year Ended May 31, 2017

Revenues		
Commissions	$	506
Expenses		
Professional fees		4,800
Producer fees		25
Administrative expenses		3,218
		8,043
Net Loss		(7,537)
Member's Equity, Beginning of Year		36,995
Capital Contributions		4,800
Member's Equity, End of Year		34,258

See Notes to Financial Statements

RubinBrown Brokerage Services, LLC
Statement of Cash Flows
Year Ended May 31, 2017

Cash Flows From Operating Activities		
Net loss	$	(7,537)
Adjustments to reconcile net income to net cash used in operating activities		
Conversion of professional fees liability to capital		4,800
Changes in assets and liabilities		
Accounts payable and accrued expenses		(112)
Net Cash Used in Operating Activities		(2,849)
Net Decrease in Cash		(2,849)
Cash, Beginning of Year		36,601
Cash, End of Year	$	33,752

Supplemental Disclosures of Cash Flow Information

Noncash Investing and Financing Activities

In accordance with the expense-sharing agreement between the Company and RubinBrown LLP (the "Parent"), the liability for the annual audit of $4,800 has been recorded as a capital contribution as such liability is the responsibility of the Parent.

See Notes to Financial Statements

1. Nature of Operations and Basis of Presentation

Nature of Operations

RubinBrown Brokerage Services, LLC, a Missouri Limited Liability Company (the "Company"), is a single member limited liability company formed in 2000 under the laws of the State of Missouri and is wholly-owned by RubinBrown LLP (the "Parent"), a CPA firm. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company refers variable life products. Investment products offered include private placement stock and limited partnership offerings. The Company also offers merger and acquisition services regarding valuations, financial forecasts and projections, strategic planning, market research, and financing alternatives.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. There have been no changes in methodologies at May 31, 2017.

Carrying amounts of certain financial instruments such as cash and accounts payable and

accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

The Company receives commissions from the sale of investment products. Revenues from commissions are recognized at the point the premiums are paid and calculated based on an agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2018.

Producer Fees

The Company incurs producer fees at five percent of commission income pursuant to an agreement with the Company's manager. The Company recognizes such costs as incurred.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent's tax returns. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of May 31, 2017, there are no uncertain tax

positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income and changes in member's equity.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2014. As of and for the year ended May 31, 2017, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through July 24, 2017, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

3. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $5,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At May 31, 2017, the Company had regulatory net capital of $33,727 and its ratio of aggregate indebtedness to net capital was 0.0007 to 1.

4. Related Party Transactions

The Company has executed a written expense-sharing agreement with its Parent outlining the allocation of shared expenses incurred for rent, clerical services, technology, professional services, etc. The agreement states that the Company is not responsible for repaying any of the shared expenses. The Parent will pay for all such specified overhead expenses, including compensation of the manager, and the Company will pay only for its own direct operating expenses. Capital contributions totaling $4,800 were received from the Parent during the year ended May 31, 2017 for the payment of professional and regulatory fees. There are no amounts due from the Parent at May 31, 2017.

5. Commitments, Contingencies and Guarantees

The Company does not have any material commitments, contingencies or guarantees.

RubinBrown Brokerage Services, LLC
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
May 31, 2017

Member's Equity	$	34,258
Less non-allowable assets		
Prepaid expenses		531
Net Capital	$	33,727
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	25
Aggregate Indebtedness	$	25
Computation of Basic Net Capital Requirement		
Minimum net capital requirement	$	5,000
Excess net capital	$	28,727
Ratio of aggregate indebtedness to net capital		0.0007 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report

RubinBrown

RubinBrown LLP
Certified Public Accountants
& Business Consultants

1900 Sixteenth Street
Suite 300
Denver, CO 80202

T 303.698.1883
F 303.777.4458

W rubinbrown.com
E info@rubinbrown.com

RubinBrown Brokerage Services, LLC
Exemption Report
Schedule 2
May 31, 2017

RubinBrown Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i): *The broker or dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of RubinBrown Brokerage Services, LLC".*

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

RubinBrown Brokerage Services, LLC

I, Donald L. Esstman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Donald L. Esstman, CPA
CCO

July 24, 2017


ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) RubinBrown Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RubinBrown Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(i) (the "exemption provision") and (2) RubinBrown Brokerage Services, LLC stated that RubinBrown Brokerage Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. RubinBrown Brokerage Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RubinBrown Brokerage Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

July 24, 2017

AS AMENDED

RUBINBROWN BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
YEAR ENDED MAY 31, 2017

Contents



Report of Independent Registered Public Accounting Firm

Member
RubinBrown Brokerage Services, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of RubinBrown Brokerage Services, LLC (a Missouri single member LLC), which comprise the statement of financial condition as of May 31, 2017, and the related statements of income and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of RubinBrown Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RubinBrown Brokerage Services, LLC as of May 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule 1, Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule 2, Exemption Report has been subjected to audit procedures performed in conjunction with the audit of RubinBrown Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of RubinBrown Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1, Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule 2, Exemption Report are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

July 24, 2017